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                          [RASTER GRAPHICS LETTERHEAD]

                                                                  Exhibit 10.12

July 3, 1991



PERSONAL & CONFIDENTIAL

Mr. Rak Kumar
76 Woodcliff Road
Wellesley, MA 02181

Dear Rak:

It is a pleasure to formally offer you the position of President/CEO of Raster Graphics. We are enthusiastically looking forward to having you with us. As you are aware we have a number of challenges facing our organization. With you in the organization, we will have the team and leadership in place to make our company a success.

Your position will encompass the duties as outlined by the Position Profile provided to you earlier. The reporting relationship will be to the Board of Directors of which you and I will be members. An early task when you undertake your position will be to define your objectives and ensure that the Board is aware of areas you will emphasize. Everyone on the management team, including myself will work hard to support your efforts.

Compensation for your position will be:

1.      A base salary of $130,000/year, paid bi-weekly.

2. We recommend that the Board of Directors grant you an option to purchase up to 400,000 shares of Raster Graphics, Inc. common stock at an option price of its fair market value at the next regular board meeting. You will become 12.5% vested in this option after 6 months of employment, with 2.0833% additional vesting each month thereafter, for a total vesting period of four years.

3. Company benefits include: Life and long term disability insurance for you and medical, dental, and eye care insurance for you and your family. If you opt for family health care coverage, there is a small bi-weekly payroll deduction. You will also enjoy 20 days paid personal time off and 10 paid holidays annually.

4. Relocation assistance totalling $40,000 for expenses associated with the sale of your home and relocation of your family and personal property, and up to $100,000 for six months temporary living expenses.

        Raster Graphics will reimburse these costs as they are incurred and invoices submitted.


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Proposal letter - Kumar
July 3, 1991
Page 2


        In the event that you would terminate employment with Raster Graphics at your discretion during your first twelve months of employment, you will reimburse the relocation costs on a pro-rata basis. Stated another way, relocation costs will be forgiven at the rate of 1/365 per day of employment with the company.

5. In the event that the Board of Directors would terminate your employment at their discretion, Raster Graphics will continue your salary for a period of 6 months from the date of termination, excluding company benefits. No salary continuance will be paid in the event that termination is for cause to include, but not limited to, fraud, theft, and dereliction of duty.


As you are aware, we currently have no cash incentive program in effect. One of your assignments will be to create and gain approval from the Board of Directors a bonus program that would provide bonus payments after consistent profitability is achieved.

               *               *               *               *

This letter represents the understanding of our entire agreement. If you agree, please sign and return one copy to me before July 10, 1991, at which time this offer will expire.

It is our understanding that you will be able to start employment no later, but hopefully sooner than Aug 5, 1991.

We sincerely believe that you will fit very well into the Raster Graphics organization, and that you can make a significant contribution to our business. At the same time we believe that there is a real opportunity for your career growth as our business expands.



Sincerely




/s/ ANDREAS BIBL
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Andreas Bibl
President/CEO


Approved: /s/ RAK KUMAR
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           Rak Kumar

                7/8/'91
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          Date